WAVE 1 PIPELINE MARKET OPPORTUNITY CALL (PART 2) April 6th, 2021 Takeda Pharmaceutical Company Limited

IMPORTANT NOTICE For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This presentation (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This presentation is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this presentation, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Forward-Looking Statements This presentation and any materials distributed in connection with this presentation may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this presentation or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this presentation may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. |2

FY2021 WILL BE AN INFLECTION YEAR FOR THE PIPELINE 3 Up to 6 NME regulatory submissions anticipated by year-end FY21, with potential for 4 approvals Expect 7 NMEs in pivotal studies across 10 indications by the end of FY21 Strong R&D and Commercial partnership to ensure launch excellence and deliver life transforming treatments to people worldwide Takeda intends to increase R&D investment to 500-550 billion JPY in FY2021 |

AGENDA TIME (ET) TIME (JT) AGENDA 08:00 – 08:05 21:00 – 21:05 Introduction Christophe Weber, President & CEO Takeda 08:05 – 08:10 21:05 – 21:10 Delivering an Innovative Pipeline to Our Patients: Spotlight on Select Wave 1 Programs Andy Plump, President Research & Development 08:10 – 08:35 21:10 – 21:35 Maribavir Obi Umeh, Global Program Leader Maribavir, Rare Genetic and Hematology Claus Jepsen, Head of Global Product and Launch Strategy, Rare Genetic and Hematology 08:35 – 08:40 21:35 – 21:40 Break 08:40 – 09:35 21:40 – 22:35 Neuroscience Strategy, Soticlestat & Orexin Sarah Sheikh, Head of Neuroscience Therapeutic Area Unit Elena Koundourakis, Head of Orexin Franchise Development, Neuroscience TA Erika Gill, Head of Global Product and Launch Strategy, Neuroscience 09:35 – 09:40 22:35 – 22:40 Delivering an Innovative Pipeline to Our Patients: Spotlight on Select Wave 1 Programs Uthra Sundaram, EVP, Global Product and Launch Strategy 09:40 – 10:30 22:40 – 23:30 Panel Q&A Session |4

Delivering an Innovative Pipeline to Our Patients Spotlight on Select Wave 1 Programs Andy Plump President, Research & Development Need New Image

PLASMA-DERIVED THERAPIES VACCINES CELL THERAPY GENE THERAPY DATA SCIENCES ONCOLOGY GASTROENTEROLOGY (GI)NEUROSCIENCE RARE GENETIC & HEMATOLOGY R&D FOCUS INNOVATIVE BIOPHARMA INNOVATIVE PIPELINE • 11 Wave 1 NMEs 5 programs with BTD, 3 with FTD and 1 with Sakigake designation • ~30 Wave 2 NMEs A GLOBAL VALUES-BASED BIOPHARMACEUTICAL COMPANY WITH A PATIENT-DRIVEN AND SCIENCE-FIRST R&D ENGINE ROBUST PARTNERSHIP MODEL • Takeda’s Labs are designed to access innovation wherever it originates • Investments in novel mechanisms and capabilities for a sustainable future | NME: New Molecular Entity; BTD: Breakthrough Therapy Designation; FTD: Fast Track Designation.6

TAKEDA LABS IN KEY INNOVATIVE CENTERS SHONAN, JAPAN Neuroscience Research, T-CiRA, iPark CAMBRIDGE, MA R&D Center, Oncology, Cell therapy, GI Research SAN DIEGO, CA Specialized drug discovery technologies, GI and Neuroscience VIENNA, AUSTRIA Gene Therapy, Plasma Derived Therapy|7

WE ARE ACCESSING INNOVATION BY INTEGRATING TAKEDA'S WORLD CLASS LABORATORIES WITH A NETWORK OF PARTNERS

Takeda

HEMOSHEAR THERAPEUTICS
Fibrotic, Rare Liver Diseases

MD Anderson Cancer Center
TAK-007 & CAR-NK Platform

Neurocrine BIOSCIENCES
Psychiatry Partnership

Carmine THERAPEUTICS
Non-Viral Gene Therapies

SKYHAWK THERAPEUTICS
RNA Splicing Small Molecules Targeting Neurologic Disease

PeptiDream
Peptide-Drug Conjugates for Neuromuscular Diseases

evozyne
Synthetic Proteins for Next Generation Gene Therapy

KSQ Therapeutics
Novel T-cell and NK-cell targets for I/O



RESEARCH COLLABORATIONS
~ 165
JOINT DEVELOPMENT
~ 20
IN-LICENSE
~ 45
NEWCO FORMATION
~ 25

arrowhead pharmaceuticals
TAK-999, RNAi therapy

TURNSTONE BIOLOGICS
TAK-605 and Oncolytic Virus Platform

Phathom PHARMACEUTICALS
Newco to develop vonoprazan in the US, EU, CA

MAVERICK THERAPEUTICS
2017 "Build to Buy" newco for conditional bispecific T-cell engagers

Select new partnerships from FY19 and FY20

RESEARCH PIPELINE[1]
~80% NON SMALL MOLECULES

- 22% Small Molecule
- 20% Biologic and other
- 21% Peptide/Oligonucleotide
- 37% Cell and Gene Therapy

8 | 1. Snapshot of research pipeline (preclinical) as of April 6, 2021

OUR PIPELINE IS POISED TO DELIVER NOW AND IN THE FUTURE

Takeda

WAVE 1[1] — CLINICAL-STAGE NMEs — WAVE 2[2]

TARGET APPROVAL	FY20	FY21	FY22	FY23	FY24	FY25/26			FY27 AND BEYOND		
ONCOLOGY		mobocertinib 2L NSCLC with EGFR exon 20 insertion mutation[3]	pevonedistat HR-MDS	mobocertinib 1L NSCLC with EGFR exon 20 insertion mutation	pevonedistat Unfit AML TAK-007 CD19+ hematologic malignancies	TAK-981 Multiple cancers TAK-573 R/R MM	TAK-605 Multiple cancers		TAK-252 Solid tumors TAK-676 Solid tumors	TAK-102 Multiple cancers TAK-940 CD19+ hematologic malignancies	TAK-186 EGFR Solid Tumor
RARE GENETIC & HEMATOLOGY		maribavir R/R CMV infect. in transplant TAK-609 Hunter CNS (IT)	maribavir 1L CMV infect. in HSCT	TAK-611 MLD (IT) TAK-755 cTTP		TAK-755 iTTP, SCD	mezagitamab MG, ITP		TAK-607 Complications of prematurity		
NEUROSCIENCE				soticlestat DS soticlestat LGS	Orexin2R-ag (TAK-994/TAK-925) Narcolepsy T1	Orexin2R-ag Sleep Disorders			TAK-341 Parkinson's Disease TAK-041 Anhedonia in MDD	TAK-071 Parkinson's Disease TAK-653 TRD	TAK-831 CIAS NS
GASTRO-ENTEROLOGY		Eohilia[4] EoE Approval date TBD				TAK-062 Celiac Disease TAK-999 AAT Liver Disease	TAK-101 Celiac Disease TAK-951 Nausea & vomiting	TAK-906 Gastroparesis	sibofimloc Crohn's Disease (post-op and ileitis) TAK-954 POGD	TAK-671 Acute Pancreatitis	TAK-039 Hepatic encephalopathy
VACCINES		TAK-003 Dengue Vaccine TAK-919 Moderna COVID-19 Vaccine (JP) TAK-019 Novavax COVID-19 Vaccine (JP)				TAK-426 Zika Vaccine			TAK-214 Norovirus Vaccine		
PDT											

Orphan Potential in at Least One Indication
● Breakthrough and/or Fast Track Designations
● China Breakthrough and/or Japan SAKIGAKE Designation
Deep Dive Today
New Addition to the Pipeline
COVID-19 Vaccines

1. Projected approval dates depend on data read-outs; some Wave 1 target approval dates assume accelerated approval
2. Certain Wave 2 programs may be accelerated into Wave 1 depending on future data read outs
3. Approval date assumes filing on Phase 2 data
4. In active discussions with the FDA. Projected approval subject to outcome of discussions

Takeda's Fiscal Year ends March 31 of the following year; e.g."FY20" refers to the twelve month period ending March 31, 2021.
All timelines are approximate estimates of April 6, 2021.

9

TAKEDA'S R&D ENGINE WITH POTENTIAL TO DELIVER A SERIES OF LIFE-TRANSFORMING MEDICINES

Takeda

11 + 2

WAVE 1 pipeline assets with potential approval by FY2024

- 11 NMEs with best-in-class / first-in-class potential in areas of high unmet need
- 10 target orphan patient populations; 6 have Breakthrough and/or Fast Track Designations
- All 11 Wave 1 pipeline assets have near-term pivotal milestones

FY2021 expected to be an inflection year for the pipeline

- *Up to 6 regulatory submissions anticipated by year-end FY21, with potential for 4 approvals*
- *Expect 7 programs in pivotal studies across 10 indications by year-end FY21*
- *Potential approval of TAK-919 (Moderna) and TAK-019 (Novavax) COVID-19 vaccines in Japan[2] (Partnered programs)*

~30

WAVE 2 programs with transformative or curative potential to support sustainable growth from FY2025. TAK-999 and TAK-981 are on the cusp of Wave 1 with potential to accelerate[1]

15+

Innovative medicines with potential to be approved in China by FY2024, with 6 approvals already received in the past 3 years

1. Potential to accelerate into Wave 1 dependent on future data readouts.
2. Takeda is supporting global access to three different COVID-19 vaccines: Novavax to develop, manufacture and commercialize 250 million doses of their vaccine in Japan; the Government of Japan's Ministry of Health, Labour and Welfare and Moderna to distribute 50 million doses of their vaccine in Japan; have released capacity at our contract manufacturer, IDT Biologika GmbH, to manufacture Johnson & Johnson's vaccine for three months.

10 |

WAVE 1 PIPELINE TO DELIVER LIFE-TRANSFORMING TREATMENTS TO GROWTH EMERGING MARKETS

Takeda

Planned Registrations

Therapeutic Areas	2021 ········· 2026+				
VACCINES	**TAK-003** Dengue Vaccine				
ONCOLOGY	**Mobocertinib (TAK-788)** Exon 20 NSCLC 2L	**Pevonedistat (TAK-924)** High Risk Myelodysplastic Syndromes		**TAK-007** CD19+ hematologic malignancies	
RARE GENETIC & HEMATOLOGY		**Maribavir (TAK-620)** CMV infection in transplant patients (R/R)	**TAK-609** Hunter Syndrome (intrathecal)	**TAK-755** Thrombotic Thrombocytopenic Purpura	**TAK-611** Metachromatic leukodystrophy (intrathecal)
NEUROSCIENCE				**Soticlestat (TAK-935)** Lennox-Gastaut syndrome and Dravet syndrome	**Orexin** Narcolepsy Type 1
GASTRO-ENTEROLOGY			**Eohilia (TAK-721)** Eosinophilic Esophagitis		

11 | Source: Takeda | All timelines are current best estimates and are subject to change due to impact by COVID-19 as of April 6, 2021

Maribavir (TAK-620) Potential Game Changer in the Treatment for Post- Transplant Cytomegalovirus (CMV) Infection Obi Umeh Global Program Lead, Rare Genetic and Hematology Claus Jepsen Head of Global Product and Launch Strategy, Rare Genetic & Hematology

TRANSPLANTS ARE HIGHLY LIMITED, PRECIOUS, LIFE-SAVING TREATMENTS Transplants • Are lifesaving • Save over 190k lives annually1,2 • Loss is devastating for patients & costly to society Takeda plans global filings in 2021 with the goal of bringing Maribavir to patients 1: https://www.who.int/transplantation/gkt/statistics/en/ 2. Niederwieser, D., Baldomero, H., Atsuta Y et al.One and Half Million Hematopoietic Stem Cell Transplants (HSCT). Dissemination, Trends and Potential to Improve Activity By Telemedicine from the Worldwide Network for Blood and Marrow Transplantation (WBMT).Blood (2019) 134 (Supplement_1): 2035. 3. L Stern, B Withers, S Avdic et al.Human Cytomegalovirus Latency and Reactivation in Allogeneic Hematopoietic Stem Cell Transplant Recipients. Front Microbiol. 2019 May 28;10:1186. 4.Poornima Ramanan, Raymund Razonable.Cytomegalovirus Infections in Solid Organ Transplantation: A Review.Infect Chemother. 2013 Sep; 45(3): 260–271. Maribavir • New, oral anti-viral, with novel MOA & improved safety profile • Strong clinical data including outstanding phase 3 trial results • Potential to transform management of post-transplant CMV infection Cytomegalovirus (CMV) • Impacts about a quarter of all transplant recipients3,4 • Infection can lead to graft loss, morbidity and mortality • Clearing CMV helps preserve life-saving benefit of transplantation 13 |

IMMUNOSUPPRESSION IS BOTH NECESSARY AND CHALLENGING Prevents Rejection thus Protects Transplant Disables Immune System ► Increased Risk of Deadly Infections NECESSARY CHALLENGING • Common virus, infects most people by adulthood • Infection is dormant (like chickenpox virus) until immune system is compromised CMV |14

POST-TRANSPLANT CMV INFECTION *MORE THAN DOUBLES* THE RISK OF *TRANSPLANT LOSS*, MORTALITY AND *TOTAL COST OF TRANSPLANTATION* [1,2,3]

Untreated, CMV Invades Multiple Vital Organs


Encephalitis, ventriculitis
Retinitis
Pneumonia
Myocarditis
Hepatitis
Pancreatitis
Nephritis
GI disease
Cystitis

And Negatively Alters the Immune System

Leading to:

- Graft rejection (SOT)
- Graft-versus-Host Disease (GvHD)
- Immunosuppression
- Fungal/bacterial co-infections

SOT = Solid Organ Transplant

1. Stern M, Hirsch H, Cusini A et al. Cytomegalovirus serology and replication remain associated with solid organ graft rejection and graft loss in the era of prophylactic treatment. Transplantation. 2014 Nov 15;98(9):1013-8
2. MR Jorgenson, JL Descourourez, B Cardinale et al. Risk of opportunistic infection in kidney transplant recipients with cytomegalovirus infection and associated outcomes. Transpl Infect Dis . 2019 Jun;21(3):e13080
3. C Robin, F Hémery, C Dindorf et al. Economic burden of preemptive treatment of CMV infection after allogeneic stem cell transplantation: a retrospective study of 208 consecutive patients.*BMC Infect Dis* **17**, 747 (2017)

15 |

A CLEAR UNMET NEED EXISTS FOR AN ANTI-CMV AGENT WITH STRONG EFFICACY WITHOUT COMPROMISE Causes Toxicity - bone marrow and/or kidneys Leads to Resistance development & Treatment failure Tissue invasive disease, Transplant (graft) loss and mortality Untreated/Poorly Controlled Treatment with available Anti-virals Compromises the Graft (Organ Rejection) Reducing Causes CMV Infection Increasing NO APPROVED TREATMENT OPTIONSImmunosuppression |16

MARIBAVIR HAS THE POTENTIAL TO REDEFINE SUCCESS IN POST-TRANSPLANT CMV DUE TO ITS NOVEL MULTI-MODAL MECHANISM OF ACTION Works at 3 different points (4, 5 & 6) in the viral lifecycle: viral DNA replication, maturation & encapsidation Only agent that targets pUL97 all other agents inhibit only viral replication (#4) at pUL54 Novel MOA permits efficacy against drug resistant CMV Maribavir: |17 4. Replication Multi-modal MOA ensuring reliable viral clearance 3. Migration 2. Penetration 1. Attachment CMV Foscarnet Cidofovir Valganciclovir Ganciclovir Maribavir 7. Continued infection 6. Egress of viral capsids 5. Maturation and encapsidation

MARIBAVIR, AN ORAL SAFE ANTIVIRAL EXTENSIVELY STUDIED IN MORE THAN 1500 PATIENTS TO DATE 2011 ODD US Granted for Treatment of Post-Transplant CMV December 2014 Two positive Ph 2 Studies in 1L & 2L (R/R) CMV infection using 400mg bid dose completed December 2016 Ph 3 Studies in 1L (Study 302) & 2L (Study 303) CMV Infection using 400mg bid dose initiated December 2017 Breakthrough Therapy Designation (BTD) Granted November 2020 Positive data readout in 2L (R/R) CMV Infection (Study 303) 1H 2021 Planned Regulatory Submissions for 2L (R/R) CMV Study FY 2022 Expected approval for 1L CMV infection (Study 302) ODD= Orphan Drug Designation, provides up to 7.5* and 12* years of data exclusivity in US & EU respectively 18 | *Includes potential pediatric extension

MARIBAVIR MET ITS PRIMARY & SECONDARY ENDPOINTS IN THE PHASE 3 RESISTANT/REFRACTORY CMV INFECTION STUDY (Solstice Trial) Population Treatment Duration (8 Weeks) Post-Rx Follow-Up (12 Weeks) Primary Endpoint (End of Therapy) Confirmed clearance of plasma CMV DNA (CMV viremia clearance) at the end of Study Week 8 Key Secondary Endpoint (Off-Therapy) Meet Primary endpoint PLUS Achieve symptom resolution or improvement, in patients with symptomatic CMV at baseline OR maintain asymptomatic state through Week 16 • 2nd Line (resistant/refractory) CMV infection • Solid Organ or Stem Cell Transplant 2:1 Randomization Open-label, Investigator Assigned Therapy (i.e. choice of 1 or more of val/ganciclovir, foscarnet or cidofovir (N=117) Open-label, MBV 400mg BID (N=235) Weekly/Bi-Weekly Follow-up Visits | IAT: Investigator Assigned Therapy ( i.e. ganciclovir, valganciclovir, foscarnet or cidofovir), MBV= Maribavi, R/R: Resistant/Refractory CMV Infection19 Primary endpoint @ 8 weeks Secondary endpoint @ 16 weeks

GLOBAL TRIAL, REPRESENTATIVE OF RESISTANT/REFRACTORY POST-TRANSPLANT CMV PATIENT POPULATION Broad Transplant Population Included adequate numbers of both solid organ and hematopoetic stem cell transplant recipients Large Global Trial • >140 sites, 12 countries, 3 continents • N = 352 transplant recipients Resistant & Non-Resistant CMV Patients Over 50% had CMV resistant to conventional agents at study entry Well Balanced Treatment Arms Treatment arms balanced by gender, age groups & various high-risk factors |20 Maribavir better tolerated >2x more MBV patients completed 8 weeks of treatment vs. conventional antivirals

PRIMARY ENDPOINT: MARIBAVIR SHOWED CLINICALLY MEANINGFUL, SUPERIOR VIREMIA CLEARANCE VS. CONVENTIONAL THERAPIES >2x more efficacy vs comparator Treatment Difference = 32.8% MBV CM V c le ar an ce a t W ee k 8 (% ) 23.9 28 117 IAT 55.7 131 235 0 20 40 60 80 100 P-value <0.001 Strong Efficacy Across Subgroups of 1◦ Endpoint >2x more efficacy across both Solid organ and Stem Cell Transplants • 30.5% and 36.1% adjusted treatment difference in CMV clearance respectively >3x more efficacy in patients with resistance • 44.1% adjusted treatment difference in CMV clearance >3.8x more efficacy in patients with symptomatic CMV • 30.6% adjusted treatment difference in CMV clearance | Treatment difference was adjusted for baseline CMV viral load (low, intermediate/high) and SOT/HCT, and compared with Cochran-Mantel-Haenszel test. MBV = maribavir.21

SECONDARY ENDPOINT: MARIBAVIR MAINTAINED SUPERIOR VIREMIA CLEARANCE & SYMPTOM CONTROL THROUGH WEEK 16 (8 WEEKS OFF TREATMENT)

Takeda

Treatment Difference = 9.5%



P-value 0.004
CMV clearance & symptom control at Week 16 (%)
40
20
0
10.3
12
117
18.7
44
235
IAT
MBV

Maribavir superior in clearing CMV viremia & Maintaining Symptom Control through Week 16

MBV demonstrated benefit over IAT in CMV viremia clearance & symptom control

- Off-treatment was maintained through Week 16
- 9.5% adjusted treatment difference in CMV clearance & symptom control
- Results provide *internal validation* of the primary endpoint findings

Subgroup analyses of Key 2° endpoint were directionally similar

22 | IAT = investigator assigned treatment; MBV = maribavir

SOLSTICE 303
Together we can cultivate progress

KEY SAFETY FINDINGS

Maribavir was safe & well tolerated without the serious treatment limiting toxicities of existing conventional anti-viral therapies

SAFETY - TOLERABILITY		
Key Treatment-related Adverse Events, %		
Category	**IAT (N=116)**	**MBV (N=234)**
Neutropenia	**(V)GCV, n=56 25.0**	**1.7**
Acute kidney injury	**FOS, n=47 19.1**	**1.7**
Increased immunosuppressant drug levels	0	6.0
Taste disturbance	1.7	44.0

"Neutropenia in ganciclovir recipients after marrow transplantation is an independent risk factor for mortality"[1]

"Acute kidney injury and long-term renal dysfunction are common problems following bone marrow transplantation (BMT) and highly related to mortality"[2]

23 | 1. Salzberger B, et al. Blood. 1997. PMID: 9310503; 2. Kemmner S et al. J Nephrol.2017 Apr;30(2):201-209. doi: 10.1007/s40620-016-0345-y AKI: acute kidney injury

SOLSTICE 303

Together we can cultivate progress

MARIBAVIR HAS A GROWING BODY OF EVIDENCE IN TREATMENT OF FIRST-LINE POST-TRANSPLANT CMV INFECTION 24 | BID: twice daily; CMV: cytomegalovirus; HCT: hematopoietic cell transplant; MBV: maribavir; SOT: solid organ transplant; VGCV: valganciclovir MBV compared favorably to VGCV in CMV viremia clearance Neutropenia was lower with MBV vs VGCV 79% 67% 60 62 64 66 68 70 72 74 76 78 80 MBV 400, 800 or 1200mg BID (n=119) VGCV 900 mg (n=40) Co nf ir m ed u nd et ec ta bl e pl as m a CM V D N A w it hi n 6 w ee ks 5% 18% 0 2 4 6 8 10 12 14 16 18 20 MBV 400, 800 or 1200mg BID (n=118) VGCV 900 mg (n=39) O n- Tr ea tm en t ne w o r w or se ni ng ne ut ro pe ni a th ro ug h w ee k 12 Positive Phase 2 Study In Treatment of 1st Line Post-Transplant CMV Infection in SOT & HSCT Recipients

Population Treatment Duration (8 Weeks) Post-Rx Follow-Up (12 Weeks) • 1st Line CMV Infection • Stem cell transplants only • Primary endpoint: CMV viremia clearance @ 8 weeks 1:1 Randomization Double-blind 900mg BID VGV (N=275) Double-blind 400mg BID MBV (N=275) Weekly/Bi-Weekly Follow-up Visits ONGOING PHASE 3 TRIAL IS INVESTIGATING MARIBAVIR IN THE FIRST-LINE POST- TRANSPLANT CMV INFECTION SETTING IN HSCT RECIPIENTS | 25 Primary endpoint @ 8 weeks Secondary endpoint @ 16 weeks Potential Approval in FY2022

SUMMARY CMV infections threatens survival of transplant with devastating consequences for the patient and high cost for society Transplants are extremely precious life-saving treatments Currently available antivirals for treatment of CMV are toxic, develop resistance leading to treatment failure and have a high treatment burden. Physicians managing CMV are forced to make difficult and risky tradeoffs Maribavir is an exciting new oral anti-CMV agent with a novel multimodal MOA, an improved safety profile and strong clinical data across a broad spectrum of patients with Post-Transplant CMV Infection 1 2 3 4 Maribavir has the potential to be a game changer in the management of post- transplant CMV NEXT STEPS: Worldwide regulatory submissions on track, US & EU first, with plans for Japan, China & ROW |26

Maribavir – Market Opportunity

Jane married & mother of two “This is me on my one year lungiversary. Happy Breath Day. Here I am in the wilderness, enjoying life. I think a lot about how to honor my donor. It’s just about giving back, be happy in my career, caring for my friends and family. Simply being a good person” ORGAN TRANSPLANT RECIPIENTS CELEBRATE A UNIQUE SECOND CHANCE AT LIFE |28

CMV IS THE MOST CHALLENGING INFECTION POST-TRANSPLANT - AND AFFECTS TENS OF THOUSANDS OF PATIENTS WORLDWIDE

Takeda

~190K Globally[1]
~60K USA[2]
(HSCT & SOT transplants)

2.0-6.2x

Higher risk of ***transplant/graft failure[4]***

~ 1/4
of transplant patients experience CMV infections[3]

2.6x

Higher ***Mortality[5]***

leaves patients **vulnerable to potentially deadly infections**

20-30%

Direct transplant ***cost increase[6]***

29 |

1) Niederwieser D, Baldomero H, Atsuta Y, et al. One and Half Million Hematopoietic Stem Cell Transplants (HSCT). Dissemination, Trends and Potential to Improve Activity By Telemedicine from the Worldwide Network for Blood and Marrow Transplantation (WBMT).Blood (2019) 134 (Supplement_1): 2035. ; https://www.who.int/transplantation/gkt/statistics/en/ 2) OPTN (SOT) and CIBMTR (HSCT) 3) L Stern, B Withers, S Avdic et al.Human Cytomegalovirus Latency and Reactivation in Allogeneic Hematopoietic Stem Cell Transplant Recipients. Front Microbiol. 2019 May 28;10:1186. Poornima Ramanan, Raymund Razonable.Cytomegalovirus Infections in Solid Organ Transplantation: A Review.Infect Chemother. 2013 Sep; 45(3): 260–271 4) Stern M, Hirsch H, Cusini A et al. Cytomegalovirus serology and replication remain associated with solid organ graft rejection and graft loss in the era of prophylactic treatment. Transplantation. 2014 Nov 15;98(9):1013-8 5) MR Jorgenson, JL Descourourez, B Cardinale et al. Risk of opportunistic infection in kidney transplant recipients with cytomegalovirus infection and associated outcomes. Transpl Infect Dis . 2019 Jun;21(3):e13080 6) C Robin, F Hémery, C Dindorf et al. Economic burden of preemptive treatment of CMV infection after allogeneic stem cell transplantation: a retrospective study of 208 consecutive patients. BMC Infect Dis. 2017;17(1):747.

NOT ONLY DOES CMV INFECTIONS PLACE A HIGH VALUE PROCEDURE AT RISK CMV INFECTIONS ALSO RISK WASTING ORGANS THAT CANNOT BE "RE-ORDERED"

Costly Procedure

Cost of Kidney Transplant	$443K[1]
Cost of Liver Transplant	$878K[1]
Cost of Allogenic HSCT	$1.1m[1]
Est. annual cost of a transplant patient with CMV infection.	$750-900K[2]



Short Supply

Number of patients on the transplant waiting list	114,000[3]
Number of people dying every day from the lack of available organs for transplant.	20[3]

30 |

1) Milliman Research Report: Milliman Research Report: 2017 US Organ and tissue transplant cost estimates and discussion 2) Takeda internal analysis 3) https://www.americantransplantfoundation.org/about-transplant/facts-and-myths/#:~:text=Almost%20114%2C000%20people%20in%20the,of%20available%20organs%20for%20transplant.

BOTH ORGAN AND HCST TRANSPLANT PROCEDURES ARE HIGHLY SOPHISTICATED AND TAKES PLACE IN FEW HIGHLY SPECIALIZED CENTERS



- **90% of allogenic HSCT (adult only) covered at ~80 centers[1]**
- **80% of specific organ transplants covered at a combined ~125 centers[1]**
  - Kidney 101 centers
  - Heart 72 centers
  - Lung 32 centers

31 | 1) UNOS (SOT) and CIBMTR (HSCT)

THE CURRENT WORLD OF TREATING CMV INFECTIONS IS FULL OF COMPROMISES Optimal immunosuppression to manage graft function and prevent rejection Increased risk of CMV infection and disease Treatment of CMV with current SoC at optimal efficacious dose and sufficient duration Risk of treatment AEs toxicity including neutropenia and nephrotoxicity Addresses Efficacy compromises that threaten CMV clearance Tackles Safety compromises that threaten the graft & patient survival Alleviates Hospitalization compromises that threaten patients’ QoL & well being Maribavir has the potential to be a CMV game changer No therapies are currently approved for post-transplant treatment of CMV 1 2 3 4 32 |

MARIBAVIR – A POTENTIAL CMV GAME CHANGER

Takeda

1

CMV is the most common infection post-transplant

- 190K transplants/year WW[1]
- 25% CMV infections[2]
- No currently approved treatment for CMV

2

Current options are sub optimal & require compromises

- Compromises need to be made between patient health, graft-survival and CMV clearance

3

Maribavir has the potential to be a game changer in post-transplant CMV

- Superior efficacy (RR) 55.7% vs 23.9% for CMV clearance
- Favorable tolerability and safety profile

4

Takeda has the ability to capture the full potential

- Submission to FDA is on track 1H 2021
- Submission to EMA on track for 1H 2021
- Detailed in-market preparations underway

1) Niederwieser D, Baldomero H, Atsuta Y, et al. One and Half Million Hematopoietic Stem Cell Transplants (HSCT). Dissemination, Trends and Potential to Improve Activity By Telemedicine from the Worldwide Network for Blood and Marrow Transplantation (WBMT).Blood (2019) 134 (Supplement_1): 2035. ; https://www.who.int/transplantation/gkt/statistics/en/ 2) L Stern, B Withers, S Avdic et al.Human Cytomegalovirus Latency and Reactivation in Allogeneic Hematopoietic Stem Cell Transplant Recipients. Front Microbiol. 2019 May 28;10:1186. Poornima Ramanan, Raymund Razonable.Cytomegalovirus Infections in Solid Organ Transplantation: A Review.Infect Chemother. 2013 Sep; 45(3): 260–271

33 |

AGENDA |34 TIME (ET) TIME (JT) AGENDA 08:00 – 08:05 21:00 – 21:05 Introduction Christophe Weber, President & CEO Takeda 08:05 – 08:10 21:05 – 21:10 Delivering an Innovative Pipeline to Our Patients: Spotlight on Select Wave 1 Programs Andy Plump, President Research & Development 08:10 – 08:35 21:10 – 21:35 Maribavir Obi Umeh, Global Program Leader Maribavir, Rare Genetic and Hematology Claus Jepsen, Head of Global Product and Launch Strategy, Rare Genetic and Hematology 08:35 – 08:40 21:35 – 21:40 Break 08:40 – 09:35 21:40 – 22:35 Neuroscience Strategy, Soticlestat & Orexin Sarah Sheikh, Head of Neuroscience Therapeutic Area Unit Elena Koundourakis, Head of Orexin Franchise Development, Neuroscience TA Erika Gill, Head of Global Product and Launch Strategy, Neuroscience 09:35 – 09:40 22:35 – 22:40 Delivering an Innovative Pipeline to Our Patients: Spotlight on Select Wave 1 Programs Uthra Sundaram, EVP, Global Product and Launch Strategy 09:40 – 10:30 22:40 – 23:30 Panel Q&A Session

Soticlestat (TAK-935) Deep Dive: Novel MoA for Treatment of Dravet Syndrome and Lennox- Gastaut Syndrome Sarah Sheikh Head of Neuroscience Therapeutic Area Unit Erika Gill Head of Global Product and Launch Strategy, Neuroscience

THE 2020s AS THE DECADE OF NEUROLOGY

Increasing ability to address devastating neurological diseases



Patient with SMA type 1

Innovation landscape



36 |

TAKEDA NEUROSCIENCE ROADMAP First launches of potentially transformative therapies in rare Neurology Wave 1 (thru FY2024) Wave 2 (FY2025+) Orexin (Narcolepsy Type 1) Potential approval in FY24 Soticlestat (DS and LGS) Potential approval in FY23 Huntington’s Disease / Ataxia Neuromuscular Diseases Other sleep disorders Neurodegeneration Capitalizing on the next wave of innovation | 37

KEY INFLECTIONS SET OUR FUTURE IN NEUROSCIENCE Science & Innovation Focus on Rare Neurology Execution of Wave 1 programs Rare neurology NeuroD Soticlestat Portfolio: Programs per Disease Cluster |38

KEY TAKEAWAYS FOR SOTICLESTAT IN DRAVET SYNDROME AND LENNOX-GASTAUT SYNDROME Promising option for patients and caregivers Potential first-in-class therapy • Global capabilities and local footprint will enable worldwide development program • Regulatory approval in US, Europe, Japan, China, and other global markets expected to start in FY2023 • Novel mechanism of action that may reduce seizure susceptibility and improve seizure control Takeda leveraging capabilities to develop & commercialize globally2 • Demonstrated efficacy in double- blind, placebo-controlled, POC study (ELEKTRA)1 • Promising emerging safety and tolerability profile • Complementary approach to other AEDs with different mechanisms 1 Hahn et al. AES 2020. 2 If approved. POC = proof of concept; AEDs= Anti-Epileptic Drugs.39 | 1 32

DRAVET SYNDROME

Rare Genetic Epilepsy Associated with Developmental Delay

Patient population

- ~10K patients diagnosed in the US[1,2]
- Homogeneous population with SCN1A mutation found in ~85% of patients[1]

Seizure type

- Predominant seizure type convulsive[3]

Disease burden

- Seizures leading to developmental impairment[3]
- ~1 in 5 die before adulthood, with 73% due to sudden unexpected death in epilepsy before 11 years of age[4]



> "Our treatment goals continue to evolve as seizures persist"

Pediatric neurologist

40 | 1. Wu Y. Pediatrics 2015;136:1310–5., 2. DS Takeda Internal estimates/data on file Feb 2021., 3. Anwar. A. Cureus 2019;11:5006., 4. Cooper MS. Epilepsy Res 2016;128:43–7.

LENNOX-GASTAUT SYNDROME

Rare Heterogeneous Epilepsy Associated with Intellectual Disability

Patient population

- ~30-50K patients diagnosed in the US[1,2]
- Heterogeneous patient population[3]

Seizure type

- Associated with multiple seizure types including drop seizures[3]

Disease burden

- ~60% of patients unable to perform activities of daily living independently[3]
- Mortality 14-fold higher than in general population[4]



"As parents, we're constantly in crisis mode"

Parent of LGS patient

41 | 1. Trevathan E. Epilepsia. 1997 Dec;38(12):1283-8., 2. LGS Takeda Internal estimates/data on file Feb 2021., 3. Kim H.J. Epilepsy Research 2015;110(10-19)., 4. Resnick T. J Child Neurol 2017;32:947–55.

CURRENT TREATMENTS LEAVE SUBSTANTIAL UNMET NEED

DS and LGS Treatment Challenges

- Persistent seizures in ~80% of patients[1-3]
- Additive drug side effects
- Drug-drug interactions
- Safety concerns / monitoring

DS and LGS Treatment Needs

- Efficacy on top of current standard of care
- Treatments with fewer side effects
- Less complicated to prescribe, given high poly-pharmacy rates
- Low-burden therapies for physicians, caregivers, and patients

Unmet needs highlight the importance of redefining treatment goals beyond seizure control

[1]Samanta D. Neuropediatrics. 2020 Apr;51(2):135-145.,
[2]Adam Strzelczyk. CNS Drugs (2021) 35:61–83,
[3]Takeda 2020 Global HCP market research

42 |

1Salamone A, et al. ECE 2018., 2Nishi T, et al. AAN 2018. Annu. Rev. Biochem. 2009. 78:1017–40 SOTICLESTAT WITH POTENTIAL FIRST-IN-CLASS MOA Soticlestat inhibits cholesterol 24-hydroxylase (CH24H) enzyme1,2 Dose-dependent reduction in 24HC levels1,2 Reduced glutamatergic signaling & reduced inflammation1,2 Potential to reduce seizure susceptibility and improve seizure control1 Soticlestat Cholesterol 24-hydroxylase 43 |

ELEKTRA: PHASE 2 RANDOMIZED PBO-CONTROLLED STUDY OF SOTICLESTAT IN DS & LGS – ADJUNCTIVE TO SOC


DS
N=51
LGS
N=90
Soticlestat 300 mg BID
(Add-on to SoC)
Placebo BID
(Add-on to SoC)
8-week dose optimization[1]
12-week maintenance
20-week treatment period
Optional OLE study
(ENDYMION)

Key Inclusion Criteria

- Aged ≥2 and ≤17 years
- Currently taking 1–4 AEDs
- ≥3 convulsive (DS); ≥ 4 Drop (LGS) seizures during 28-day Baseline

Endpoints: % change from baseline in

- Primary:
  - Seizure frequency for combined DS & LGS patients (maintenance period)
- Key secondaries:
  - Seizure frequency for combined DS & LGS patients (full treatment period)
  - Convulsive seizure frequency in DS patients (full treatment period)
  - Drop seizure frequency in LGS patients (full treatment period)

44 |

[1]100 mg BID, 200 mg BID, 300 mg BID (mg/kg dosing <60 kg) oral tablets; BID=twice daily; PBO=Placebo-controlled; SOC = Standard of Care

1Hahn et al. AES 2020; 2Seizure frequency per 28 days; 3Asymptotic 95% confidence interval and Hodges-Lehmann estimation of the median of differences in % change between the two arms from un-adjusted rank statistics. Modified intent-to-treat (mITT) = All randomized subjects who received at least ≥ 1 dose of study drug and were assessed for ≥1 day during treatment. The efficacy analysis set (ES) = All mITT subjects whose efficacy assessments were compliant with PA2 (8 weeks of dose optimization before entry into 12-weeks of maintenance). SOTICLESTAT MET PRIMARY ENDPOINT IN THE ELEKTRA STUDY1 12-Week Maintenance Period (Primary) – Efficacy Set Median change from Baseline in Seizure Frequency2 (Convulsive and Drop) Soticlestat Placebo N=56N=64 Placebo-adjusted3: -30.5% (-47.0,-13.2) 20-Week Full Treatment Period – mITT Median change from Baseline in Seizure Frequency2 (Convulsive and Drop) Soticlestat N=70N=69 Placebo-adjusted3: -25.1% (-42.5, -10.7) -40 -35 -30 -25 -20 -15 -10 -5 0 5 -27.8% 3.1% P=0.0007 -40 -30 -20 -10 0 10 -29.8% 0.0% P=0.0024 Placebo Combined DS & LGS populations achieved statistically significant placebo-adjusted seizure reductions • -30.5% over 12-week maintenance period • -25.1% over 20-week full treatment period 45 |

ELEKTRA1 - STATISTICALLY SIGNIFICANT SEIZURE REDUCTION IN DRAVET SYNDROME COHORT Dravet Syndrome (Convulsive Seizures) Soticlestat Placebo N=25N=26 Placebo-adjusted3: -46.0% (-68.5,-20.0) -40 -35 -30 -25 -20 -15 -10 -5 0 5 10 -33.8% 7.0%P=0.0007 1Hahn et al. AES 2020; 2Seizure frequency per 28 days; 3Asymptotic 95% confidence interval and Hodges-Lehmann estimation of the median of differences in % change between the two arms from un-adjusted rank statistics. The modified intent-to-treat (mITT) = All randomized subjects who received at ≥ 1 dose of study drug and were assessed for ≥1 day during treatment. Median change from baseline in seizure frequency2 during 20-week treatment period (mITT) Statistically significant efficacy results in DS supportive of moving into Phase 3 46 | • Statistically significant placebo-adjusted median seizure reduction of 46% • DS cohort was not powered for efficacy Dravet Syndrome

• • Placebo-adjusted median seizure reduction of 14.8% did not reach statistical significance • LGS cohort was not powered for efficacy • Broad range of drop seizure frequency at baseline of 4 to >5,000 drop seizures/28 days • Sensitivity analysis supportive of more stringent, countable drop seizure definition ELEKTRA1 – NUMERICAL SEIZURE REDUCTION IN LGS COHORT Lennox-Gastaut Syndrome (Drop Seizures) Soticlestat N=45N=43 Placebo-adjusted3: -14.8% (-34.5, 4.6) -40 -30 -20 -10 0 10 -20.6% -6.0% P=0.1279 1Hahn et al. AES 2020; 2Seizure frequency per 28 days; 3Asymptotic 95% confidence interval and Hodges-Lehmann estimation of the median of differences in % change between the two arms from un-adjusted rank statistics. The modified intent-to-treat (mITT) = All randomized subjects who received at ≥ 1 dose of study drug and were assessed for ≥1 day during treatment. Median change from baseline in seizure frequency2 during 20-week treatment period (mITT) Placebo Encouraging efficacy results in LGS support moving into Phase 3 with appropriate sample size and more stringent, countable drop seizure definition 47 | Lennox-Gastaut Syndrome

TEAE = treatment emergent adverse events; SAE = serious adverse events PROMISING EMERGING SAFETY AND TOLERABILITY PROFILE SUPPORTIVE OF MOVING INTO PHASE 3 DEVELOPMENT ELEKTRA TEAEs 0% 25% 50% 75% 100% TEAE rates SAE rates Overall AE Rates Soticlestat Placebo TEAEs >5% in soticlestat & >3% difference from placebo Soticlestat (N=71) Placebo (N=70) Pyrexia 11 (15.5%) 8 (11.4%) Somnolence 6 (8.5%) 3 (4.3%) Lethargy 5 (7%) 0 (0%) Constipation 4 (5.6%) 0 (0%) • Safety profile consistent with previous findings; no new safety findings • TEAEs and SAEs similar in frequency across soticlestat vs. placebo • Main TEAEs for soticlestat over placebo are lethargy/somnolence and constipation 48 | N=71 N=70

TWO GLOBAL PHASE 3 PBO-CONTROLLED STUDIES IN DS & LGS STARTING MID-2021

Takeda

Study #1: DS
N=142

Study #2: LGS
N=234

Soticlestat BID
(Add-on to SoC)

Placebo BID
(Add-on to SoC)

Entry into OLE

Titration[1] (4 Wks)	Maintenance (12 Wks)
Full treatment period 16 weeks	

Trial Design

- Trial design based on feedback from FDA, EMA & PMDA
- Ages ≥2 years
- Adjunctive to AEDs
- Active seizures at baseline[2]

Outcome Measures

- Primary:
  - Frequency change in convulsive seizures (DS study) during full treatment period
  - Frequency change in MMD seizures (LGS study) during full treatment period

WHAT'S AHEAD:
Two pivotal studies in LGS and DS starting mid-2021 and possible regulatory filings in FY23

[1]100 mg BID, 200 mg BID, 300 mg BID (mg/kg dosing <45 kg) oral tablets. [2]DS: ≥4 convulsive seizures at baseline. LGS: ≥8 Major Motor Drop (MMD) seizures at baseline. For LGS, countable drop seizures reliably recognized by the caregivers and consistently implemented by the investigators.
AED=Anti Epileptic Drugs; BID=Twice daily' PBO=Placebo-controlled.; MMD major motor drops

49 |

Soticlestat – Market Opportunity

SOTICLESTAT HAS THE POTENTIAL TO EXTEND TREATMENT GOALS BEYOND SEIZURE REDUCTION

Takeda

DS and LGS Treatment Challenges	Potential Soticlestat Benefits Based on Data to Date
Persistent seizures in ~80% of patients [1-3]	Novel MoA with demonstrated seizure reduction[4]
Additive drug side effects	+ Low rates of adverse events[4]
Drug-drug interactions	+ Do not anticipate clinically relevant drug-drug interactions
Safety concerns / monitoring	+ Less potential for safety or monitoring requirements

51 |
[1]Samanta D. Neuropediatrics. 2020 Apr;51(2):135-145; [2]Adam Strzelczyk. CNS Drugs (2021) 35:61–83; [3]Takeda 2020 Global HCP market research; [4]Hahn et al. AES 2020

SOTICLESTAT HAS THE POTENTIAL TO HELP THE MAJORITY OF DS AND LGS PATIENTS 1Wu Y. Pediatrics 2015;136:1310–5., 2DS Takeda Internal estimates/data on file Feb 2021. 3Trevathan E. Epilepsia. 1997 Dec;38(12):1283-8., 4LGS Takeda Internal estimates/data on file Feb 2021. 5Samanta D. Neuropediatrics. 2020 Apr;51(2):135-145., 6Adam Strzelczyk. CNS Drugs (2021) 35:61–83, 7Takeda 2020 Global HCP market research Market Opportunity ~10K diagnosed DS Patients (US)1-2 & ~30-50K diagnosed LGS Patients (US)3-4 Significant potential to improve diagnosis rates, esp. ex-US ~80% patients not controlled with current treatments, seeking new options5-7 Because of soticlestat’s profile it has the potential to be used early line and for patients not well controlled on other AEDs 52 |

TAKEDA ASPIRES TO RAISE DS AND LGS TREATMENT EXPECTATIONS FOR PATIENTS, CAREGIVERS, AND PHYSICIANS Soticlestat First approval anticipated FY2023 Re-define treatment goals Establish soticlestat as therapy of choice Prepare for global launch 53 | Potential First-In-Class Seizure Reduction Treatment

KEY TAKEAWAYS FOR SOTICLESTAT IN DRAVET SYNDROME AND LENNOX-GASTAUT SYNDROME Promising option for patients and caregivers Potential first-in-class therapy • Global capabilities and local footprint will enable worldwide development program • Regulatory approval in US, Europe, Japan, China, and other global markets expected to start in FY2023 • Novel mechanism of action that may reduce seizure susceptibility and improve seizure control Takeda leveraging capabilities to develop & commercialize globally2 • Demonstrated efficacy in double- blind, placebo-controlled, POC study (ELEKTRA)1 • Promising emerging safety and tolerability profile • Complementary approach to other AEDs with different mechanisms 54 | 1 32 1 Hahn et al. AES 2020. 2 If approved. POC = proof of concept; AEDs= Anti-Epileptic Drugs.

Orexin Franchise Strategy Update First potential medicine to treat the underlying disease in patients with Narcolepsy Type 1 Elena Koundourakis Head of Orexin Franchise Development, Neuroscience TA Erika Gill Head of Global Product and Launch Strategy, Neuroscience

KEY TAKEAWAYS FOR OREXIN FRANCHISE

Takeda

1

On track for First Approval of an Oral Orexin Agonist in Narcolepsy Type 1 (NT1)

- **TAK-994**: Progressed to Ph2b (TAK-994-1501)
- Approval in FY2024 dependent upon clinical data

2

Narcolepsy Type 2 (NT2) & Idiopathic Hypersomnia (IH) to follow

- **TAK-994:** Achieved ePOC in Sleep Deprived Healthy Volunteers (TAK 994-1503)
- NT2 cohort in TAK-994-1501

3

Potential Additional Indications and Assets to be developed in parallel

- **TAK-925 IV**: 5 ePOC established across multiple disease settings
- **TAK-861:** Longer Oral Agonist enters clinic in FY2021

ePOC: early proof of concept

56 |

NARCOLEPSY TYPE 1 (NT1), NARCOLEPSY TYPE 2 (NT2) AND IDIOPATHIC HYPERSOMNIA (IH) ARE ALL CENTRAL DISORDERS OF HYPERSOMNOLENCE WITH SIGNIFICANT UNMET NEED

Takeda

- Orexin deficiency is the cause of NT1; unknown pathophysiology for NT2/IH
- Common challenge: misdiagnosis and undertreatment
- Different disorders with overlapping clinical features especially Excessive Daytime Sleepiness (EDS)

	NT1	NT2	IH
Excessive Daytime Sleepiness	✓	✓	✓
Sleep Paralysis	✓	✓	sometimes
Hallucinations	✓	✓	sometimes
Cataplexy	✓	✗	✗
Disrupted Nighttime Sleep	✓	occasionally	✗
Sleep Inertia	occasionally	sometimes	✓

Legend: ✓ >50%; sometimes 20-50%; occasionally <20%

57 |

Based on Article Reviewed: 1. Sturzenegger C et al. J Sleep Res 2004;13:395–406; 2. Roth T et al. J Clin Sleep Med 2013;9:955–65; 3. Scammell T. Ann Neurol 2003;53:154–66; 4. Black J et al. Sleep Med 2016;24:57–62; 5. Maski K et al. Sleep 2020;43:zsaa066; 6. Trotti LM. Sleep Med Rev 2017;35:76–84; 7. Maski K et al. J Clin Sleep Med 2017;13:419–25; 8. Evangelista E et al. Sleep 2020;zsaa264 9. Trotti et al LM. Sleep Med 2020: 75:343-349

WHAT IS IT LIKE FOR PEOPLE TO LIVE WITH NT1? Extreme SLEEPINESS FEAR of cataplectic attacks DISRUPTION of daily life MISUNDERSTOOD by HCPs and family “We take current meds to survive. We want new medications to help us live” Narcolepsy Patient Advisor (Takeda Sponsored Patient Advisory Board)58 |

NARCOLEPSY TYPE I IS CAUSED BY SEVERE LOSS OF OREXIN PRODUCING NEURONS IN THE BRAIN

Takeda

Healthy Individual


Postsynaptic Neuron
Orexin Neurons

Individual with Narcolepsy type 1

Reduced availability of orexin as orexin neurons are lost reducing downstream neurotransmitter activity.



Highly Specific OX2R Agonist

May **restore downstream neurotransmitter activity** lost when endogenous orexin levels decline


Postsynaptic Neuron


OX2R
Orexin
Downstream Neurotransmitter
OX2R Agonist

59 |

1. Mahoney CE, et al. *Nat Rev Neurosci.* 2019;20(2):83-93. | 2. Chastain EM, et al. *Biochim Biophys Acta.* 2011;1812:265–274. | 3. Nishino S. *Sleep Med.* 2007;8(4):373-399. | 4. Saper CB, et al. *Trends Neurosci.* 2001;24(12):726-731. | 5. Yoshida Y, et al. *Eur J Neurosci.* 2001;14(7):1075-1081.

TAKEDA SCIENTISTS IN JAPAN DISCOVERED OREXIN AGONISTS WITH APPROPRIATE PHYSIOCHEMICAL PROPERTIES AND GOOD BRAIN PENETRATION

Difficulties in discovery of OX2R agonists

Large molecule for receptor activation ⟷ **Small molecule for brain penetration**

Additional challenges:

- Safety profiles
- Ideal PK profiles, etc.

Takeda:

- ✓ **has significant experience in GPCR drug discovery, especially in medicinal chemistry field.**
- ✓ **has drug discovery capability in sleep/wake field and developed Ramelteon.**

Succeeded in discovery of blood brain barrier penetrable OX2R agonists



Orexin peptide
Blood Brain Barrier
Potential agonist switches
Plasma
Brain
ON
Orexin peptides cannot penetrate blood brain barrier, but are synthesized in brain
Antagonist
Blood Brain Barrier
OFF
Antagonists can show efficacy just by blocking the pocket



Blood Brain Barrier
Our agonists can penetrate blood brain barrier and activate receptor
Actual agonist switch
ON
Orexin 2 receptor

* G-Protein coupled receptors (GPCR). *Nature Cell Biology*, 2000, 2(10), 703-708., *Nature*, 2001, 411(6837), 613-617., *Nature*, 2003, 422(6928), 173-176., *Nature*, 2014, 513(7516), 124-127., etc.

60 |

TAK-925 OREXIN IV FORMULATION IMPROVED MAINTENANCE OF WAKEFULNESS AND REDUCED CATAPLEXY IN NT1 2.3 5.8 3.2 1.8 0.0 0.00 2 4 6 8 10 12 14 16 Placebo (n=4) 11mg (n=4) 44mg (n=5) 2 23*** 40*** 0 5 10 15 20 25 30 35 40 45 Placebo (n=4) 11mg (n=4) 44mg (n=5) TAK-925 IV Day 7 average sleep latency in Maintenance of Wakefulness Test (MWT) of NT1 patients (mean, SD)1 TAK-925 average number of cataplexy attacks during 7 day period (mean, SD)1 POC NT1: 7-day Repeated Dosing Study2 Max: 40 min MWT During infusion (Day1 to Day7) Time matched pre-dose (Day-7 to Day-1) 1. Observed mean and standard deviation shown. No statistical comparison to placebo was done for cataplexy. ***: p-value <0.001 comparing to placebo for MWT 2. Tanaka S.. European Sleep Research Society 2020 Virtual Congress, September 22-24, 2020 • No serious AEs were reported and no subjects were discontinued from the study due to an AEs. • Four participants who received TAK-925 44 mg experienced drug- related TEAEs: pollakiuria (n = 4), salivary hypersecretion (n = 1) and hyperhidrosis (n = 1) im provem ent im pr ov em en t 61 |

1.8 24.2 31.7 0 5 10 15 20 25 30 35 40 45 Placebo (N=5) TAK-925 44mg (N=3) TAK-925 112 mg (N=5) Narcolepsy Type 21 *** *** TAK-925 OREXIN IV FORMULATION SUPPORTS POTENTIAL FOR BROADER ROLE OF AN OREXIN AGONIST 8.6 25.4 38.8 0 5 10 15 20 25 30 35 40 45 Placebo (N=20) TAK-925 44mg (N=18) TAK-925 112 mg (N=18) Acute sleep phase delay paradigm in HVs 10.5 39.9 0 5 10 15 20 25 30 35 40 45 Placebo (N=26) TAK-925 112 mg (N=25) Idiopathic hypersomnia MWT sleep latency: LS mean (95% CI) sleep onset latency in minutes except for NT2 which is change from baseline at Day 1 ***: p-value <0.0001 ****** *** 12.4 35.3 39.8 0 5 10 15 20 25 30 35 40 45 Placebo (N=23) TAK-925 44mg (N=24) TAK-925 112 mg (N=23) Residual EDS in OSA *** *** TAK-925-10022 TAK-925-20013 TAK-925-20024 1. Tanaka S., European Sleep Research Society 2020 Virtual Congress, September 22-24, 2020 2. Evans R., WORLD SLEEP, Vancouver, Canada, September 20-25, 2019 3. Rubens R. data to be Presented at American Academy of Neurology (AAN) Annual Meeting April 17-22, 2021 4. Takeda data on file; TAK-925-2002 TAK-925-10031 Safety profile: No Serious Adverse Events or TAEs leading to D/C or deaths. Increases of urinary events and BP/HR have been observed Efficacy Endpoint: mean Sleep onset latency (min) and 95% CI 62 |

PRECLINICAL DATA SHOWS TAK-994 HAS THE POTENTIAL FOR SIMILAR EFFICACY AS TAK-925 1. Suzuki M.,, Presented at SLEEP 2018, Baltimore, USA, June 2-6, 2018 2. Kimura H., Presented at WORLD SLEEP, Vancouver, Canada, September 20-25, 2019 * * ** n=4, Mean±SEM *P ≤ 0.05, **P ≤ 0.01, compared with control (0.0 mg/kg) (two-tailed paired t-test with closed testing procedure from the high dose side) Wakefulness time of NT1 mouse model in active phase for one hour Cataplexy-like episodes in NT1 mouse model for three hours ** * ***p≤ 0.001, compared with control (0.0 mg/kg) (two-tailed Williams test). # p≤ 0.05, compared with control (0.0 mg/kg) (two-tailed paired t-test). Wakefulness time of NT1 mouse model in active phase for one hour Cataplexy-like episodes in NT1 mouse model for three hours TAK-9251 *** n=7, Mean±SEM n=7, Mean±SEM TAK-9942 0 1 2 3 4 0.0 0.3 0.0 1.0 Co un t TAK-925 (mg/kg) 0 10 20 30 40 50 60 0.0 1.0 0.0 3.0 0.0 10.0 M in ut es A w ak e TAK-925 (mg/kg) 0 10 20 30 40 50 60 0.0 3.0 10.0 M in ut es A w ak e TAK-994 (mg/kg) *** 0 1 2 3 4 0.0 3.0 Co un t TAK-994 (mg/kg) # n=7 (0.3 mg/kg); n=5 (1.0 mg/kg), Mean±SEM 63 |

FIRST ORAL OREXIN AGONIST TAK-994 IS PROGRESSING IN CLINICAL TRIALS IN NT1 AND NT2

Takeda

A double-blind, ph2 study to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of TAK-994 in patients with narcolepsy type 1 or narcolepsy type 2

Part A (NT1 Multiple Rising Dose)

4 weeks treatment

Randomized 2:1 TAK-994 vs placebo

✓

Part B (NT1 Pivotal)

8 weeks treatment

Randomized 1:1:1:1 TAK-994 (low, medium, high dose) vs placebo

Part C (NT1 China)

Part D (NT2 Multiple Rising Dose)

Safety extension

SPARKLE
OREXIN INNOVATION

Key Efficacy Endpoints: *Sleep Latency in MWT, Epworth Sleepiness Scale & Weekly Cataplexy Rate*

Safety and Tolerability

64 | NCT04096560

0 5 10 15 20 25 30 35 40 Currently approved NT1 therapies TAK-994 <8 Comparison of sleep latency in the Maintenance of Wakefulness Test (MWT) Placebo adjusted (minutes) Ph2A Hurdle TAK-994 ORAL AGONIST MET ePOC CRITERIA AND HAS THE POTENTIAL TO TRANSFORM THE TREATMENT FOR PATIENTS WITH NT1 Exceeded Hurdle TAK-994-1501: Criteria For Progression To Part B 65 | MWT-placebo adjusted, minimum 30min improvement over baseline AND one or both below are met: • ESS -placebo adjusted, minimum 4pts reduction over baseline; OR • WCR-placebo adjusted, minimum 40% reduction in Weekly Cataplexy Rate from baseline Safety evaluation

FIRST ORAL OREXIN AGONIST TAK-994 ACHIEVED POC IN SLEEP DEPRIVED HEALTHY VOLUNTEERS WITH NORMAL OREXIN LEVELS (TAK-994-1503)* 12.6 31.8 37.4 0 5 10 15 20 25 30 35 40 45 Placebo (N=16) Low Dose (N=16) High Dose (N=17) *** Two doses of TAK-994 demonstrated statistically significant improvements in the objective (MWT) and subjective (KSS) measures of wakefulness. Mean sleep latency from 4 Maintenance of Wakefulness (MWT) trials min (95% CI) • TAK-994 was well tolerated with no serious adverse events (AEs), no discontinuations due to AEs, and no clinically significant laboratory values. All TAK-994 TEAEs were mild in intensity. • Safety and efficacy findings consistent with previous studies with TAK-925 IV Differences from placebo: * p-value <0.05 *** p-value <0.0001 Hours from first dose Pre- and Post-Dose KSS LS Means by Time * LS M ea n (9 5% C .I. ) K S S V al ue s 1 2 3 4 5 6 7 8 9 10 -2 2.75 4.75 6.75 8.75 Placebo TAK-994 Low dose TAK-994 High dose Extremely Alert *** *** *** *** *** * *** Alert Neither Alert Nor Sleepy Very Sleepy (fighting Sleep) Sleepy *** 66 | *’Takeda data on file; TAK-994-1503 * *

OREXIN FRANCHISE NEXT STEPS AND KEY MILESTONES Narcolepsy Type 1 Narcolepsy Type 2 Pivotal Studies Ongoing Global Ph2 study in NT1 and NT2 with TAK-994 Data will inform Pivotal Studies Design NT1 Approval Potential Additional Indications Global launches Multiple assets FY2021 FY2021-FY2023 FY2024 FY2025+ Scope to be determined based upon HA and HTA feedback 67 | HA = Healthcare authorities; HTA = Heath technology assessment bodies

• Evaluate additional indications for TAK-994 • Assess potential indications for TAK-861 • Evaluate TAK-925 (IV) in hospital settings • Bring TAK-994 quickly to patients with highest unmet linked to Orexin deficiency • Launch with EDS and cataplexy data globally • Distinct biological effect of orexin agonism on NT1 vs NT2 and IH Follow NT1 with TAK-994 in NT2 and IH  Potentially, a different dosing compared to NT1  Having dedicated trials simplifies the development plan and associated operations TAKEDA IS PIONEERING THE FIELD OF OREXIN THERAPEUTICS WITH A PIONEERING MULTI-ASSET FRANCHISE LED BY THE ORAL OREXIN AGONIST, TAK-994 Narcolepsy Type 1 first Narcolepsy Type 2 & Idiopathic Hypersomnia to follow Other indications and assets to be evaluated and potentially developed in parallel 68 |

Oral Orexin Agonist TAK-994 – Market Opportunity

KEY TAKEAWAYS FOR ORAL OREXIN AGONIST TAK-994 NARCOLEPSY TYPE 1 (NT1)

Takeda

1

NT1 is caused by an orexin deficiency, which disrupts sleep awake cycles

- NT1 is rare, underdiagnosed and undertreated
- NT1 is chronic and severe

2

Current NT1 treatments do not address underlying orexin deficiency

- Treatment escalation and polypharmacy are common
- Despite treatment, NT1 is not controlled

3

If approved, TAK-994 will be the first to treat orexin deficiency

- Anticipated first approval FY2024
- Label expansions planned, and data dependent, as part of the Orexin Franchise strategy

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NT1 IS CHRONIC AND SEVERE CHARACTERIZED BY A PENTAD OF SYMPTOMS Excessive Daytime Sleepiness (EDS) Cataplexy Hallucinations Sleep Paralysis Disrupted Nighttime Sleep1 1 Sateia MJ. Chest 2014;146:1387–94 71 |

A PATIENT’S JOURNEY GENERALLY BEGINS IN ADOLESCENCE BUT CAN TAKE DECADES TO GET TO A SLEEP SPECIALIST AND DIAGNOSIS SYMPTOM ONSET PRE-DIAGNOSIS DIAGNOSIS TREATMENT MEAN OF 15 YEARS TO DIAGNOSIS 72 |

CURRENT NT1 TREATMENTS DO NOT ADDRESS UNDERLYING OREXIN DEFICIENCY

Treatment escalation and polypharmacy are common

50% Newly diagnosed patients progress to second line within 1 year[1]

65% Of second line patients receive more than one medication (polypharmacy)[2]

Despite treatment, NT1 is not controlled

75% Experience daily EDS despite treatment[3]

50% Experience 1-2 episodes of Cataplexy per day despite treatment[3]

We're not curing these patients. They improve, but they aren't normal. We need to get them to normal. ~ **Prescriber**

73 |

1. Takeda commissioned market research and claims analysis
2. Takeda commissioned market research and claims analysis
3. Maski K, et al. J Clin Sleep Med 2017;13;419–25

≈90% of patients believe there is a need for more treatment options[1,2]

>90% physicians want new treatment with new MOA[1,2]

TAKEDA BELIEVES PATIENTS AND PHYSICIANS MAKE SIGNIFICANT TRADE-OFFS WITH CURRENT THERAPIES

"When I'm awake, sleep is constantly intruding on that part of my life. And when I'm asleep, wakefulness is constantly intruding on that part of my life."

Patient with NT1

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1. Thorpy, Hopper, Patroneva, Burden of Narcolepsy: A Survey of Patients and Physicians, Neurology Apr 2019, 92 (15 Supplement) P3.6-036
2. Narcolepsy Network, 2018 Know Narcolepsy Survey. Available at: https://narcolepsynetwork.org/surveyresults/, Last Accessed: March 15, 2021

NT1 RARE, UNDERDIAGNOSED AND UNDERTREATED

Adult NT1 Prevalence	
US	135K[1]
EU	66K[2,3]
JAPAN	64K[4]
CHINA	395K[5]

Opportunity to increase diagnosis and treatment rates with an innovative therapy

30-50% — **Estimated diagnostic rate in developed countries (only 6% in China with largest prevalence)[6]**

15 years — **Mean diagnostic delay[7]**

75% — **Treatment Rate[8]**



1. Silber MH et al. Sleep 2002;25:197–202; Longstreth WT Jr. et al. Sleep Med 2009;10:422–6; Scheer D et al. Sleep 2019;42.
2. Heier , M., et al., Prevalence of narcolepsy with cataplexy in Norway. Acta Neurologica Scandinavica , 2009. 120(4): p. 276 280
3. Hublin , C., et al, The prevalence of narcolepsy: an epidemiological study of the Finnish Twin Cohort. Annals of neurology, 1994. 35(6): p. 709 716
4. Internal analysis of JMDC claims database
5. Wing YK et al. Ann Neurol 2002;51:578–84; Han F et al. Sleep 2001;24:321–4
6. Silber et al. 2002 and Scheer et al. 2019
7. Thorpy MJ, et al. Sleep Med 2014;15:502–7
8. Takeda commissioned market research and claims analysis

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TAKEDA HAS THE POTENTIAL TO TRANSFORM TREATMENT WITH ORAL OREXIN AGONIST TAK-994 Increase Recognition and Diagnosis Rates Establish TAK-994 as a breakthrough treatment Prepare for NT1 launch and label expansions TAK-994 Oral Orexin Agonist First to target underlying cause of NT1 First approval expected FY2024 (if successful) 76 |

KEY TAKEAWAYS FOR ORAL OREXIN AGONIST TAK-994 NARCOLEPSY TYPE 1 (NT1)

Takeda

1

NT1 is caused by an orexin deficiency, which disrupts sleep awake cycles

- NT1 is rare, underdiagnosed and undertreated
- NT1 is chronic and severe

2

Current NT1 treatments do not address underlying orexin deficiency

- Treatment escalation and polypharmacy are common
- Despite treatment, NT1 is not controlled

3

If approved, TAK-994 will be the first to treat orexin deficiency

- Anticipated first approval FY2024
- Label expansions planned, and data dependent, as part of the Orexin Franchise strategy

77 |

DELIVERING AN INNOVATIVE PIPELINE TO OUR PATIENTS SPOTLIGHT ON SELECT WAVE 1 PROGRAMS Uthra Sundaram EVP, Global Product and Launch Strategy

STRONG R&D AND COMMERCIAL PARTNERSHIP DRIVES OVERALL SUCCESS Transforming Partnership Transforming Lives Transforming Science 79 |

BRINGING OUR PIPELINE TO LIFE Global Capabilities to Deliver Life Transforming Treatments LAUNCH EXCELLENCE Patient Journey & Diagnosis Data, Insights & Analytics Patient Services Value Based Partnerships Digital Evidence Generation 80 |

WAVE 1 PIPELINE ASSETS HAVE SIGNIFICANT MARKET POTENTIAL

Takeda

	PRODUCT	INDICATION	FULL MARKET OPPORTUNITY[2]	TAKEDA'S PEAK REVENUE POTENTIAL[5]
ONCOLOGY	mobocertinib (TAK-788)	Exon 20 non-small cell lung cancer 1L	•●○	$300 – 600MN
		Exon 20 non-small cell lung cancer 2L	•o○	
	pevonedistat (TAK-924)	Higher risk-Myelodysplastic syndromes	•●●	$400 – 800MN
		Unfit Acute myeloid leukemia	•●●	
	TAK-007	3L+ Diffuse Large B-Cell Lymphoma	•●●	$700 – 1,500MN
		3L+ Chronic Lymphocytic Leukemia	•●●	
		3L+ Follicular Lymphoma	•●●	
RARE GENETIC & HEMATOLOGY	TAK-609	Hunter CNS (intrathecal)[1]	•●○	<$100MN
	maribavir (TAK-620)	CMV infection in transplant patients (R/R & 1L)	•●●	$700 – 800MN
	TAK-611	Metachromatic leukodystrophy (intrathecal)	•●○	$300 – 450MN
	TAK-755	cTTP / iTTP, Sickle cell disease	•●●	$1,000 – 1,500MN

	PRODUCT	INDICATION	FULL MARKET OPPORTUNITY[2]	TAKEDA'S PEAK REVENUE POTENTIAL[5]
NEUROSCIENCE	Orexin programs[3]	Narcolepsy type 1 (NT1)	•●●●	$3,000 – 4,000MN (NT1)
		Narcolepsy type 2 (NT2)	•●●	$1,000 – 2,000MN (NT2 + IH)
		Idiopathic hypersomnia	•●○	
	soticlestat (TAK-935)	Dravet syndrome, Lennox-Gastaut syndrome	•●●	$400-500MN
GASTROENTEROLOGY (GI)	Eohilia[4] (TAK-721)	Eosinophilic Esophagitis	•●●	$300 – 500MN
VACCINES	TAK-003	Prevention of dengue	•●●	$700 – 1,600MN

KEY	≤ $0.5BN	$0.5BN - $1.0BN	$1.0BN - $3.0BN	≥ $3.0BN
	•o○	•●○	•●●	•●●●

1. MPSII market in total (somatic + CNS)
2. Market potential indicates Takeda's best estimate about addressable market size, based on available data and estimates.
3. Other rare indications than NT1, NT2 and IH are not included in the calculation.
4. Eohilia is the proposed brand name for TAK-721. TAK-721 is an investigational treatment and has not been approved for use by the FDA or other regulatory authorities. In active discussions with the FDA. Projected approval subject to outcome of discussions
5. Includes incremental revenue not adjusted for Probability of Technical Success (PTS) and is not a "forecast" or "target" figure. PTS applies to the probability that a given clinical trial/study will be successful based on pre-defined endpoints, feasibility and other factors and regulatory bodies will grant approval. Actual future net sales achieved by our commercialized products and pipelines will be different, perhaps materially so, as there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. If a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain

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UPCOMING INVESTOR EVENTS 4Q20 EARNINGS CALL ONCOLOGY STRATEGIC UPDATE CALL PEVONEDISTAT DEEP DIVE CALL JUNE 2021 (DATE TO BE CONFIRMED) MAY 11, 2021 2021 – DATA DRIVEN (DATE TO BE CONFIRMED) 82 |

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